Vinson&Elkins

Christina Tate ctate@velaw.com
Tel 214.220.7810 **Fax** 214.999.7810

RECEIVED

SUPPL

07024119

June 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of International Corporate Finance

Re: Amendment to Application for Exemption under Rule 12g3-2(b) by BlueScope Steel Limited (f/k/a BHP Steel Limited) (File Number 82-34676)

Dear Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BlueScope Steel Limited (f/k/a BHP Steel Limited), a corporation organized under the laws of the Commonwealth of Australia (the "Company"), in order to amend the Company's initial application for exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b), dated July 3, 2002 (File Number 82-34676).

Beginning on June 4, 2007, the Company will utilize the procedure afforded in Rule 12g3-2(f) and publish the information required under Rule 12g3-2(b)(1)(iii) on the following Internet Web sites rather than furnish such information to the SEC:

- Company Web site: http://www.bluescopesteel.com
- Australian Stock Exchange Web site: http://www.asx.com.au (searching under company code BSL).

Please direct any notices, questions or comments regarding this letter to Christine Hathaway at (214) 220-7714 or me at (214) 220-7810.

Very truly yours,

Chr Tate

Christina Tate

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

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